UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 3)*

                                 THINKPATH INC.
                       -----------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    884099201
                                   ----------
                                 (CUSIP Number)

                                December 31, 2009
                               -------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1 (b)
      [X]   Rule 13d-1 (c)
      [ ]   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Laurus Master Fund, Ltd. (In Liquidation)*
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0337673

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0, shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING          -------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Laurus Capital Management, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES            --------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING               --------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Valens U.S. SPV I, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903266

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES             -------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY           -------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING          -------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Valens Offshore SPV II, Corp.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  26-0811267

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES             -------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY           -------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING          =------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Valens Capital Management, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903345

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING          -------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Russell Smith
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  David Grin

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States and Israel

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES            --------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: shares of Common Stock. *
REPORTING               --------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99 %*

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       ----------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 1,092,099 shares of Common Stock.*
OWNED BY     ----------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING          -------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 1,092,099 shares of Common Stock.*
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLYOWNED BY EACH REPORTING PERSON:
       1,092,099 shares of Common Stock

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99 %

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
     * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:   Thinkpath Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            201 Westcreek Boulevard, Brampton, Ontario L6T 5S6

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In liquidation)*

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Kallina Corporation, a Delaware Corporation, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Kallina Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation). Laurus Master Fund, Ltd. (in Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (in Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (in Liquidation) and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (in Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Kallina Corporation reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (in Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented); all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Kallina Corporation., (subject to the oversight and preapproval rights of the Joint Official Liquidators), Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Kallina. Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV II, Corp., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Kallina Corporation, Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  884099201

Item 3.     Not Applicable

Item 4.     Ownership:

      (a)   Amount Beneficially Owned:1,092,099 shares of Common Stock*

      (b)   Percent of Class: 9.99%*

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 1,092,099 shares of Common Stock.*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock.*

            (iv)  shared power to dispose or to direct the disposition of:
                  1,092,099 shares of Common Stock. *

--------------------------------------------------------------------------------
      * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") issued and outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007 which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-QSB. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-QSB is inaccurate. As of December 31, 2009, Kallina Corporation ("Kallina"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with Kallina and Valens US, the "Investors") collectively held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (v) an option (the "Option") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (vi) a warrant (the "February Warrant" and together with the June Warrant, the January Warrant, the Second June Warrant, the November Warrant and the Option, the "Existing Instruments"). Each of the Existing Instruments contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 61 days prior written notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Kallina reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens Off. II and Valens US are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Kallina (subject to the oversight and preapproval rights of the JOLs), Valens US and Valens Off. II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Kallina.

--------------------------------------------------------------------------------
CUSIP No.   884099201
--------------------------------------------------------------------------------

Item 5.     Ownership of Five Percent or Less of a Class:        Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.   Certification:

      By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 12, 2010
                                             -----------------
                                             Date

                                             LAURUS MASTER FUND, LTD.
                                             (In Liquidation)


                                             /s/ Russell Smith
                                             -----------------------------------
                                             Russell Smith
                                             Joint Official Liquidator (for the
                                             account of Laurus Master Fund, Ltd.
                                             and with no personal liability)

                                             February 12, 2010

APPENDIX A


A.    Name:                    Laurus Capital
                               Management, LLC, a Delaware
                               limited liability company

      Business Address:        335 Madison Avenue, 10th Floor,
                               New York, New York 10017

      Place of Organization:   Delaware


B.    Name:                    Valens U.S. SPV I,
                               LLC, a Delaware limited
                               liability company

      Business Address:        335 Madison Avenue, 10th Floor,
                               New York, New York 10017

      Place of Organization:   Delaware


C.    Name:                    Valens Offshore SPV
                               II, Corp., a Delaware
                               corporation

      Business Address:        335 Madison Avenue, 10th Floor,
                               New York, New York 10017

      Place of Organization:   Delaware


D.    Name: Valens Capital
                               Management, LLC, a Delaware
                               limited liability company

      Business Address:        335 Madison Avenue, 10th Floor,
                               New York, New York 10017

      Place of Organization:   Delaware


E.    Name:                    Eugene Grin

      Business Address:        335 Madison Avenue, 10th Floor
                               New York, New York 10017

      Principal Occupation:    Principal of Laurus Capital Management, LLC

      Citizenship:             United States


F.    Name:                    David Grin

      Business Address:        335 Madison Avenue, 10th Floor
                               New York, New York 10017

      Principal Occupation:    Principal of Laurus Capital Management, LLC

      Citizenship:             United States and Israel

G.    Name:                    Chris Johnson

      Business Address:        Elizabethan Square, 80 Shedden Road, George Town,
                               Grand Cayman, Cayman Islands KY1-1104
      Principal Occupation:    Managing Director, Johnson Smith Associates Ltd.

      Citizenship:             Cayman Islands


H.    Name:                    Russell Smith

      Business Address:        Elizabethan Square, 80 Shedden Road, George Town,
                               Grand Cayman, Cayman Islands KY1-1104
      Principal Occupation:    Director, Johnson Smith Associates Ltd.

      Citizenship:             Cayman Islands

Each of Kallina Corporation, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


                                     Kallina Corporation

                                     Laurus Capital Management, LLC,
                                     Individually and as investment manager


                                     /s/ Eugene Grin
                                     -------------------------------------------
                                         Eugene Grin
                                         Principal
                                         February 12, 2010


                                     Valens U.S. SPV I, LLC

                                     Valens Offshore SPV II, Corp.


                                     By: Valens Capital Management, LLC
                                     Individually and as investment manager

                                     /s/ Eugene Grin
                                     -------------------------------------------
                                         Eugene Grin
                                         Principal
                                         February 12, 2010


                                     /s/ Chris Johnson
                                     -------------------------------------------
                                         Chris Johnson, on his individual behalf
                                         February 12, 2010


                                     /s/ Russell Smith
                                     -------------------------------------------
                                         Russell Smith, on his individual behalf
                                         February 12, 2010


                                     /s/ Eugene Grin, on his individual behalf
                                     -------------------------------------------
                                         Eugene Grin
                                         February 12, 2010


                                     /s/ David Grin, on his individual behalf
                                     -------------------------------------------
                                         David Grin
                                         February 12, 2010